UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Exact name of registrant as specified in its charter)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On March 18, 2026, ZK International Group Co., Ltd. (the “Registrant” or the “Company”) announced that it will hold its 2026 Extraordinary General Meeting of Shareholders (the “Meeting”) on March 26, 2026. Shareholders of record who hold ordinary shares of the Company at the close of business on March 19, 2026 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

At the Meeting, the shareholders will be asked to vote on (1) the proposed sale of the Company’s subsidiaries, ZK Pipe Industry Co. Ltd., a company incorporated under the laws of Hong Kong, Wenzhou Weijia Pipeline Development Co., Ltd., a company incorporated under the laws of the People’s Republic of China (the “PRC”), Zhejiang Zhengkang Industrial Co. Ltd., a company incorporated under the laws of the PRC, Wenzhou Zhengfeng Industry and Trade Co. Ltd., a company incorporated under the laws of the PRC, Wenzhou Suona Piping Limited, a company incorporated under the laws of the PRC, XSigma Corporation, a company incorporated under the laws of the British Virgin Islands, xSigma Trading, LLC, a Delaware limited liability company, and ZK International Uganda Limited, a company incorporated under the laws of the Republic of Uganda, to PIONEER INVESTMENT MANAGEMENT LTD., a U.S. company, in exchange for a cash consideration of $21,000,000 (the “Resolution 1”), and (2) a proposal that conditional upon the passing of Resolution 1, (a) a general mandate be and is hereby granted to the board of directors of the Company (the “Board”) to exercise absolute discretion, in determining, negotiating and finalizing all specific terms, conditions and arrangements related to the Transaction, as the Board deems fit; and (b) if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the Company, to execute all definitive agreements related to the Transaction and take all such other acts and things and execute all such documents necessary or desirable to implement the Transaction.

The Notice of the Meeting is furnished herewith as Exhibit 99.1.

Exhibits

Exhibit No.	Description of Exhibit
99.1	Notice of 2026 Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2026	ZK International Group Co., Ltd..

	By:	/s/ Ruihong Ma
Ruihong Ma
Chief Executive Officer

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